Exhibit 77C

Submission of Proposals to a Vote of
Shareholders

The annual meeting of shareholders of the Fund was held on April 11, 2013. The following is a summary of the proposals submitted to shareholders for vote at the meeting and votes cast.


Proposal

Votes for
Votes
against
Votes
abstaine
d
Preferred
Shares



Election of
Barry M.
Portnoy as
trustee until
the 2016
annual
meeting
405
--
--




Common
and
Preferred
Shares



Election of
Arthur G.
Koumantzel
is as trustee
until the
2016
annual
meeting
5,366,453.5
32
122,398.3
45
35,722.9
03

In addition to the two trustees who were elected at the annual meeting, as noted above, the following other trustees continued in office after the Fund's annual meeting: Adam D. Portnoy,
John L. Harrington and Jeffrey P. Somers.